+1 212 450 4000 davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

December 3, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sandra Hunter Berkheimer
David Lin
Mark Brunhofer
Michelle Miller

Re:	Circle Internet Group, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
CIK No. 0001876042

Ladies and Gentlemen:

On behalf of our client, Circle Internet Group, Inc. (the “Company” or “Circle”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 submitted on August 6, 2024 (the “Draft Registration Statement”) contained in the Staff’s letter, dated November 1, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) together with this response letter. The Amended Draft Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Draft Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

General

1.	We note your responses to comments 3 through 7. We continue to consider your responses and may have further comments.

Response: The Company acknowledges the Staff’s comment.

2.

We note your response to comment 58 of our letter dated February 27, 2024. As we continue to evaluate your response, please supplementally provide us with your Intellectual Property License Agreement with Coinbase.

Response: The Company will contact the Staff to supplementally provide the Intellectual Property License Agreement to the Staff.

3.

We note your press release posted on your website announcing your plans to partner with Coincheck, Inc. to expand USDC access in the Japanese market. Please revise to disclose the status of this partnership and the material terms thereof, to the extent the information is material to understanding your current and future business. Also please tell us what consideration you have given to filing any documents memorializing the same as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Division of Corporation Finance U.S. Securities and Exchange Commission

Response: The Company advises the Staff that the referenced press release concerned plans for a partnership to expand USDC access in the Japanese market. As of the date of this response letter, the Company has not entered into any definitive agreement with Coincheck regarding this potential partnership. Although the Company does not expect any such agreement to be material to investors or constitute a material contract within the meaning of Item 601(b)(10) of Regulation S-K, if the Company enters into any such agreement, to the extent material to investors, the Company will amend the registration statement to disclose the material terms thereof, and, to the extent required under Item 601(b)(10) of Regulation S-K, the Company will file such agreement as an exhibit to the registration statement.

4.

Your website blog post titled “Why Developers Can Trust USDC” states that there are many DeFi lending protocols across several blockchains where end-users can earn yield on USDC deposits, including Aave, Compound, Mango Markets, Apricot Finance, Solend, Maple Finance, and Goldfinch Finance. Please tell us whether you have entered into any agreements or arrangements with any DeFi lending protocols in connection therewith. If so, and to the extent material, please revise in an appropriate section of the prospectus to describe the material terms thereof and file the same as exhibits to your registration statement if required by Item 601(b)(10) of Regulation S-K.

Response: The Company advises the Staff that the Company does not have any agreement or arrangement with any DeFi lending protocols where end-users can earn yield on USDC deposits.

Prospectus summary

The issuers of Circle stablecoins, page 8

5.

We note your revised disclosure under this heading that USDC is issued by two of your wholly owned subsidiaries: (i) Circle Internet Financial, LLC, in jurisdictions other than the European Economic Area, and (ii) Circle Internet Financial Europe SAS in the European Economic Area. Please tell us how the issuance of USDC by two of your subsidiaries works mechanically and whether there are any risks or other issues you consider as a result of having two issuers of USDC.

Response: The Company advises the Staff that when a Circle Mint customer transfers a U.S. dollar to the Company, the applicable subsidiary will mint and deposit one USDC into the Circle Mint customer’s account and place the U.S. dollar received into an account of such subsidiary that is entitled for FBO holders of USDC issued by such subsidiary. In the foregoing process, the applicable subsidiary (i.e., the applicable issuer of USDC) is determined by the Circle Mint customer’s jurisdiction of incorporation or organization: Circle Internet Financial, LLC for Circle Mint customers incorporated or organized outside of the European Economic Area, and Circle Internet Financial Europe SAS for Circle Mint customers incorporated or organized in the European Economic Area.

The Company does not believe that minting USDC through two subsidiaries poses any additional material risks or other issues. As noted in the Amended Draft Registration Statement, USDC issued by either issuer are fully fungible with those issued by the other issuer. All reserves, irrespective of which entity issued the token, are held for the benefit of holders of USDC. Furthermore, the reserves are subject to a consistent set of eligibility criteria according to the Company’s reserve management standard and applicable regulatory requirements and supervisory guidance.

Circle’s stablecoin network in the new internet financial system, page 11

6.

We note your response to prior comment 11 that in evaluating additional fee-based products, you intend to consider those factors typically considered by businesses seeking to launch new products, such as complexity and development costs, market opportunity, anticipated revenues, and the competitive landscape. Please further revise your prospectus to disclose the same.

Response: The Company has revised the disclosure on pages 13 and 118 of the Amended Draft Registration Statement to include the factors considered when evaluating additional fee-based products.

Division of Corporation Finance U.S. Securities and Exchange Commission

Risk factors, page 26

7.

We note that on June 6, 2023, the Commission filed an enforcement action against Coinbase, Inc. and Coinbase Global, Inc. To the extent material, please include risk factor disclosure describing the current and potential impacts therefrom on your business. In this regard, please address, without limitation, whether any unfavorable outcomes in this action could negatively impact Coinbase Global, Inc.’s ability to perform its obligations under the Collaboration Agreement and any material impacts and risks to your shareholders related thereto.

Response: The Company advises the Staff that, while the Company cannot predict the outcomes of the Commission’s enforcement action against Coinbase, it does not currently expect the enforcement action to have any current or potential material impact on its business not otherwise disclosed in the Amended Draft Registration Statement. The Company believes that the primary impact, if any, would be on the trading and liquidity of USDC, for which the Company refers the Staff to the risk factor titled “The acceptance of Circle stablecoins could be negatively impacted by the disruptions in secondary marketplaces that facilitate the purchase and sale of Circle stablecoins,” in which the Company discusses the risks associated with significant disruptions in secondary marketplaces, such as Coinbase, caused by, among others, legal or regulatory issues. However, as there are numerous trading and liquidity sources for USDC, the Company does not currently expect any impact on the trading and liquidity of USDC to have a material impact on its business.

There is regulatory uncertainty regarding the classification of Circle stablecoins, page 30

8.

Please revise your disclosure to address the fact that others, including your business partners, may create and market investment products related to or involving USDC or EURC that could involve the offer and sale of a security.

Response: The Company has revised the disclosure on page 33 of the Amended Draft Registration Statement to address the fact that others may create and market investment products related to or involving USDC or EURC that could involve the offer and sale of a security.

Our customers’ funds and digital assets may fail to be adequately safeguarded by us..., page 37

9.

We note your response to prior comment 16. Please supplementally provide us with information regarding your insurance coverage limits so that we can better understand your analysis and conclusion. We continue to evaluate your response to prior comment 16 and may have further comments.

Response: The Company will contact the Staff to supplementally provide the requested information to the Staff.

We are and may continue to be subject to litigation..., page 48

10.

We note your disclosure that you are currently in a dispute with Financial Technology Partners and that, if the dispute is ultimately resolved in a manner adverse to your position, or if you ultimately settle this dispute by mutual agreement, you may be required to make substantial payments to Financial Technology Partners. Please revise to include the name of the court in which the proceeding is pending and, to the extent applicable, more specific, quantitative, disclosure regarding the relief sought. Please refer to Item 103 of Regulation S-K.

Response: The Company has revised the disclosure on page 49 of the Amended Draft Registration Statement to include the name of the court in which the proceeding is pending and the nature of FT Partners’ claims. Nonetheless, the Company does not currently believe that the dispute with FT Partners is a material pending legal proceeding as contemplated by Item 103 of Regulation S-K, as the Company believes that it properly and effectively terminated its engagement letters with FT Partners and therefore is not obligated to pay FT Partners the fees claimed by FT Partners.

Division of Corporation Finance U.S. Securities and Exchange Commission

Management’s discussion and analysis of financial condition and results of operations

Key factors affecting operating results

Distribution costs, page 88

11.

We note your response to prior comment 20 and that you believe average USDC holdings on your and Coinbase’s platforms would not be material to potential investors and could cause confusion for potential investors because the percentage holdings on these platforms is only one determinant of distribution costs and reserve income significantly impacts distribution costs. Please address the following:

•

We note that USDC in circulation which directly impacts respective USDC holdings declined 45% during 2023; however USDC held on Coinbase’s platform increased from 5% at December 31, 2022 to 12% at December 31, 2023. Since distribution payments are determined daily, tell us how a straight average captures the impact of non-linear changes in USDC in circulation from which reserve income is generated and allocated based on USDC holdings on the respective platforms.

•

We note that you disclose daily average USDC in circulation and resulting reserve return rate in an apparent effort to provide more meaningful information on reserve income and the change in reserve income rather than a straight average of beginning and ending USDC in circulation that can be calculated from your rollforward on page 82. Elaborate on why providing the daily average USDC on your and Coinbase’s platforms, in addition to information on period end amounts on these platforms, is potentially confusing to investors considering that providing information about activity over time as opposed to at a point in time is generally well understood.

•

Tell us whether Coinbase provides you daily information about USDC held on its platform. If so, tell us why you had to estimate the percentage of USDC held on its platform and held outside your and its platforms as indicated in your response to the second bullet of prior comment 20. Also, if so, tell us why the fact that this information is not publicly available impacts your determination to not disclose potentially meaningful information to investors.

Response: The Company has revised the disclosure on pages 89, 90, and 92 of the Amended Draft Registration Statement to disclose, for each period presented, the daily weighted-average percentage of USDC in circulation held on Circle’s platform, the daily weighted-average percentage of USDC in circulation held on Coinbase’s platform, and the daily weighted-average percentage of USDC held outside of Circle’s and Coinbase’s platforms. The Company confirms that Coinbase provides the Company with the amount of USDC held on Coinbase’s platform; accordingly, the Company has removed “estimated” when disclosing the percentage of USDC in circulation held on Coinbase’s platform.

Composition of USDC reserves, page 103

12.

Refer to your response to prior comment 29. Please disclose in an appropriate section, consistent with your response, the material terms of your memorandum of understanding with BlackRock entered in April 2022 (the “MOU”), including, without limitation, Blackrock’s:

•	Appointment as manager of USDC reserves and to manage USDC cash reserves, other than up to 20% of USDC cash reserves that you may keep in bank deposits;

•	Right of first refusal to be the preferred asset manager for similar arrangements for cash reserves of other stablecoins that you may issue; and

•	Right to notice of certain material capital and strategic transactions you may undertake.

Additionally, please file the MOU as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Division of Corporation Finance U.S. Securities and Exchange Commission

Response: The Company has revised the disclosure on page 139 of the Amended Draft Registration Statement to describe the material terms of the MOU with BlackRock.

The Company advises the Staff that it does not believe that it is required to file the MOU with BlackRock as an exhibit under Item 601(b)(10) of Regulation S-K. Item 601(b)(10) of Regulation S-K requires the filing of, among others, (i) any contract not made in the ordinary course of business that is material to the registrant and is either (a) to be performed in whole or in part at or after the filing of the registration statement or (b) entered into not more than two years before the date of the filing of the registration statement and (ii) any contract upon which the registrant’s business is substantially dependent. The Company advises the Staff that the MOU was made in the ordinary course of the Company’s business. Specifically, as the issuer of USDC, the Company routinely enters into a variety of contracts with third parties relating to aspects of its stablecoin network, including those related to reserve management. Such contracts should be contrasted with activities such as significant mergers, acquisitions, or dispositions that may fall outside the ordinary course of the Company’s business. Furthermore, the Company advises the Staff that the Company’s business is not substantially dependent on the MOU. First, although Circle has appointed BlackRock to be the exclusive manager of its USDC reserves during the three-year term of the MOU, the Company and BlackRock’s intention to collaborate relating to stablecoins, as well as the proposed approach and structure with respect to USDC reserve management, are not binding on either party. Circle has no obligation under the MOU to subscribe to the Circle Reserve Fund. Second, the market for investment management services is highly competitive, and there are other asset managers with whom the Company could partner to manage USDC reserve assets, and thus, upon expiration of the MOU or in the event of a termination or other loss of its cash reserve management services with BlackRock, it would be able to replace the services provided by BlackRock with other existing or new partners and to continue to operate its business, in each case, without substantial delay or interruption, and without a material impact on its financial position or results of operations. Third, in addition to the MOU’s provisions relating to the Circle Reserve Fund not being binding on either party, as disclosed in the Amended Draft Registration Statement, the Company retains sole discretion of whether to invest in the Circle Reserve Fund. Accordingly, the MOU does not impose obligations that are material to and enforceable against the Company and thus the Company does not believe that it is required to be filed as an exhibit to the Amended Draft Registration Statement under Item 601(b)(10) of Regulation S-K.

Warrants, page 106

13.

We note your response to prior comment 31. To help us further evaluate your response, please supplementally provide us with information regarding the identities of the commercial counterparty and the digital asset exchange that were granted warrants, including copies of the related warrant agreements entered into April 2023 and August 2023, respectively. We may have further comments.

Response: The Company will contact the Staff to supplementally provide the requested warrant agreements to the Staff.

Business

Reserve management standard, page 129

14.

You disclose that your reserve management standard limits the types of assets that may be included in your stablecoin reserves to “(i) U.S. Treasury securities..., (ii) cash deposits at global banks, (iii) tri-party reverse repurchase agreements fully collateralized by U.S. Treasury securities on an overnight basis..., (iv) government money market funds, and (v) other financial instruments including digital tokenized products where the underlying asset composition of such financial instruments is limited solely to eligible assets under our reserve management standard” (emphasis added). Please revise your reference to “eligible assets under our reserve management standard” in romanette (v) to clarify, if accurate, that you are referring to the eligible assets identified in romanettes (i) - (iv).

Response: The Company has revised the disclosure on page 131 of the Amended Draft Registration Statement to clarify the types of assets that may be included in the Company’s stablecoin reserves.

15.

We note your revised disclosure in response to prior comment 36. Please further revise to disclose any guidelines or parameters utilized by your reserve management committee to approve any changes to your reserve management strategy, limits, and any exceptions or changes to your reserve management standard. Please also revise to provide examples of any such changes in the past.

Response: The Company has revised the disclosure on page 132 of the Amended Draft Registration Statement to disclose the guidelines used by the Company’s reserve management committee to approve any changes to its reserve management strategy, limits, and any exceptions or changes to its reserve management standard, and to provide examples of any such changes in the past.

Division of Corporation Finance U.S. Securities and Exchange Commission

Collaboration with Coinbase, page 134

16.

We note your response to prior comment 39 that you did not quantify the issuer retention amount in your revised disclosure, as you consider such information to be commercially sensitive information. However, this information appears to be a material term of the Collaboration Agreement. Please further revise to disclose a range of values from which the issuer retention amount is determined pursuant to the terms of the Collaboration Agreement.

Response: The Company has revised the disclosure on pages 89, 94, and 137 of the Amended Draft Registration Statement to quantify the issuer retention amount.

Note to Consolidated Financial Statements

Note 2: Summary of significant accounting policies

Assets segregated for the benefit of stablecoin holders, page F-11

17.	We note your response to prior comment 41 related to your conclusion that you do not exert significant influence over the Fund. Please further address the following:

•	Explain to us the basis for structuring the money market fund where you are the only investor.

Response: The Company advises the Staff that the MOU with BlackRock anticipated an SEC-registered money market fund that is specific to the Company. The Circle Reserve Fund was designed to ensure liquidity to satisfy stablecoin redemptions, preserve reserve assets for the benefit of stablecoin holders, and comply with applicable regulations regarding the composition of reserves. Given the unique objectives of the Circle Reserve Fund, BlackRock launched a money market fund that is specific to the Company.

•	Your response indicated that you have “no substantive voting rights.” Describe to us the decisions over which you have voting rights and why you do not believe those voting rights are substantive.

Response: The Company advises the Staff that the Circle Reserve Fund is one fund among many that BlackRock manages as a series of a trust (collectively, the “BlackRock Funds” or “Trust”). The Trust, and all of the funds it is composed of, is governed by a single Board of Trustees consisting currently of 14 members elected by shareholders of funds that comprise the Trust (over which Circle holds only a minority of the voting power as detailed further below). The Board of Trustees and shareholders of the Trust have appointed BlackRock to manage the BlackRock Funds. The significant operating and financial policies of the Circle Reserve Fund include the purchase and sale of investments, the determination of management fees, and the management of other expenses of the Circle Reserve Fund. All of these activities are managed by BlackRock, under the supervision of the Board of Trustees, with terms commensurate with other Rule 2a-7 fund products offered by the asset management industry. Management fees were determined by BlackRock in designing the Circle Reserve Fund, and approved by the Board of Trustees, and Circle exercises its discretion as to whether to invest in the Circle Reserve Fund and the extent of any investment.

The Company’s primary recourse to effectuate change with respect to the Circle Reserve Fund is to redeem the Company’s shares of the Circle Reserve Fund for cash at the Fund’s net asset value per share and invest the funds in another vehicle that is a permissible investment under regulatory requirements applicable to the Company and stablecoin reserves. Such redemption right is consistent with the redemption right that any shareholder of a Rule 2a-7 money market fund would be entitled to regardless of the shareholder’s ownership interest in the fund. The ASC Master Glossary definition of cash equivalents specifically includes money market funds as an example of a cash equivalent without considering the investor’s ownership interest in the money market fund. The Company believes that the fact that the definition does not consider the money market fund holder’s interest, along with the fact that Rule 2a-7 funds are explicitly outside the scope of ASC 810 (ASC 810-10-15-12(f)), which implies that shareholders of money market funds generally do not have significant influence over operating and financial policies in the context of ASC 323, Investments - Equity Method and Joint Ventures (“ASC 323”) and that investments in money market funds were not intended to be accounted for as equity method investments.

Notwithstanding the Company’s view that interests in money market funds are not intended to be in the scope of ASC 323, the Company assessed whether it has significant influence over the operating and financial policies of the Circle Reserve Fund. In addition to the considerations noted in our response letter submitted on August 6, 2024, the Company further considered each of its rights as the sole shareholder of the Circle Reserve Fund in the context of ASC 323-10-15-6 and 15-7 below.

Division of Corporation Finance U.S. Securities and Exchange Commission

With respect to the Circle Reserve Fund, the Company may vote to (i) terminate the advisory relationship with its investment advisor, (ii) terminate the accountancy relationship with its accountants, and (iii) approve of changes to or deviations from certain fundamental investment restrictions. These restrictions include concentration of investment in a particular industry, borrowing money except as permitted by the 1940 Act, issuing senior securities that would violate the 1940 Act, purchasing or holding real estate, underwriting securities issued by others, purchasing and selling commodities or commodity contracts except as permitted by the 1940 Act, making loans prohibited by the 1940 Act, and making investments inconsistent with classification as a diversified company under the 1940 Act. These voting rights are statutorily granted by the 1940 Act. The Circle Reserve Fund would likely be liquidated if the Company terminated the investment advisory agreement. By analogy to ASC 810-10-25-10, this represents a protective right and not a right to influence the operating and financing decisions of the Circle Reserve Fund. In effect, the liquidation of the Circle Reserve Fund would result in a redemption of all shares at the net asset value of the fund for which the Company would receive cash consistent with the redemption of shares in any other similarly structured money market fund. With respect to the right to terminate the accountancy relationship, the Company advises the Staff that substantially all of the assets of the Circle Reserve Fund are cash and short-term U.S. Treasury bills, notes and other obligations issued or guaranteed as to principal and interest by the U.S. Treasury, and repurchase agreements secured by such obligations. There are generally no significant accounting and auditing judgments or risks associated with the Circle Reserve Fund. As such, the Company does not believe that the right to terminate the accountancy relationship represents a substantive operating or financing decision and any such termination would necessitate the appointment of a similar accounting firm. The remaining rights listed above are non-substantive and represent protective rights by analogy to ASC 810-10-25-7 and 25-10 to maintain compliance with Rule 2a-7 and standard mutual fund fundamental investment policies, rather than a right to influence the operating and financing decisions of the Circle Reserve Fund. Given the original investment strategy of the Circle Reserve Fund is not expected to change once established, the Company believes that the right to vote on its investment strategy is a protective right as to ensure the investment advisor does not deviate from the Circle Reserve Fund’s original strategy to operate as a government money market fund under Rule 2a-7.

With respect to the BlackRock Funds, the Company may, together with other shareholders of the BlackRock Funds, vote on (i) the election of trustees, (ii) whether to bring or maintain a derivative or class action on behalf of BlackRock Funds and its shareholders, (iii) certain transactions with related parties, (iv) amendments to the declaration of trust, and (v) any additional matters as required by law, the declaration of trust, the regulations of the trust, or any agreement of the trust or considered desirable by the trustees. As of October 31, 2024, the Company estimates it has approximately 30% of the voting shares of the Trust. The Company, in its capacity as a shareholder of the Circle Reserve Fund, may vote in the election of the Board of Trustees, but the Company does not have a unilateral right to elect a member to the Board of Trustees. Further, no affiliate or employee of the Company serves on the Board of Trustees. In addition, its voting rights with respect to the election of the Board of Trustees are not cumulative, and therefore holding approximately 30% of the voting rights does not translate into 30% representation on the Board of Trustees or even the right to elect one member of the Board of Trustees. In addition, as the Trust may launch additional funds and liquidate funds, and its funds’ assets fluctuate over time, the Company’s percentage of voting shares of the Trust fluctuates over time without action by the Company. Furthermore, the Company does not believe that the election of Trustees would provide significant influence on the operating and financial policies of the Circle Reserve Fund due to its nature as a government money market fund. The Company would likely effectuate changes in its reserve assets by redeeming all or a portion of its shares in the Circle Reserve Fund for cash and holding other permissible investments. The Company believes that each other voting right listed above represents protective rights by analogy to ASC 810-10-25-7 and 25-10 considering the nature of the Circle Reserve Fund as a government money market fund. As such, these rights are non-substantive and do not provide a right to influence the operating and financial policies of the Circle Reserve Fund.

•

Explain to us how you are able to overcome the presumption that you have the ability to exercise significant influence over the fund by virtue of your 100% ownership. Include in your response an analysis of the factors contained in ASC 323-10-15-6, a description of the operating and financial policies involved in operating the fund (e.g., selecting investments, setting fees, et. al.), and how it is not possible for you to influence those policies by virtue of your 100% ownership and ability to redeem your shares.

Division of Corporation Finance U.S. Securities and Exchange Commission

Response: In addition to the considerations above and those noted in our response letter submitted on August 6, 2024, the Company assessed each of the indicators of significant influence listed in ASC 323-10-15-6 below:

•	Representation on the board of directors (Board of Trustees in the case of the Circle Reserve Fund)

As noted above, the Company does not have representation on the Board of Trustees, and no affiliate or employee of the Company serves on the Board of Trustees. The Company does have voting rights in the election of Trustees of the BlackRock Funds; however, because the Board of Trustees has oversight of funds other than the Circle Reserve Fund, the Company has significantly less voting power (i.e., approximately 30%) with respect to the election of Trustees than its percentage ownership of the Circle Reserve Fund at this time (100%). (As noted below, the Board of Trustees and the manager of the Circle Reserve Fund may elect to admit other investors.) Furthermore, the Company does not have even a single guaranteed Trustee appointment. As such, the Company does not believe that its voting rights in the election of Trustees is an indicator of significant influence over the operating and financial policies of the Circle Reserve Fund.

•	Participation in policy-making processes

The Company has certain non-substantive rights over activities and policies of the Circle Reserve Fund as discussed above. These rights are protective provisions and not indicators of significant influence over the operating and financial policies of the Circle Reserve Fund.

•	Material intra-entity transactions

Transactions between the Company and the Circle Reserve Fund are routine transactions involving purchases and redemption of shares and payment of dividends. These routine transactions are consistent with transactions that would take place with any other money market fund and do not indicate significant influence over the operating and financial policies of the Circle Reserve Fund.

•	Interchange of managerial personnel

No employees of the Company serve in a Trustee or management capacity at the Circle Reserve Fund, the BlackRock Funds, or BlackRock.

•	Technological dependency

The Circle Reserve Fund is a government money market fund consistent in structure with other government money market funds. There are no technological dependencies that would indicate that the Company has significant influence over the operating and financial policies.

•	Extent of ownership by an investor in relation to the concentration of other shareholdings

The Company does not have full visibility into the concentration of other shareholdings in the BlackRock Funds. As noted above, the Company does not have the right to appoint any member of the Board of Trustees.

Based on the considerations above, the Company concluded that it does not have significant influence over the operating and financial policies of the Circle Reserve Fund and, therefore, the Company does not account for its investment in the Circle Reserve Fund in accordance with ASC 323.

•

We note the Statement of Additional Information for the Fund states: “The Fund has adopted restrictions and policies relating to the investment of the Fund’s assets and its activities. Certain of the restrictions are fundamental policies of the Fund and may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (which for this purpose and under the Investment Company Act means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares).” Tell us how you evaluated this approval right under ASC 323-10-15-6.

Response: The Company refers the Staff to the considerations above regarding the Company’s voting rights with respect to the Circle Reserve Fund and BlackRock Funds.

•	Tell us whether your approval is necessary for the admission of other investors into the Fund.

Division of Corporation Finance U.S. Securities and Exchange Commission

Response: The Company advises the Staff that the Company’s approval is not necessary for the admission of other investors into the Fund. As a result, the Board of Trustees and the manager of the Fund may elect to admit other investors.

18.

We acknowledge your response to prior comment 42 where you indicate that all distribution costs under your Collaboration Agreement with Coinbase for the periods presented were paid in corporate-held USDC and that these payments were reflected as operating activities and a corresponding financing activity in your statements of cash flows. We note from your April 12, 2024 response to comment 71 of our February 27, 2024 letter that you considered the settlement of a loan payable with corporate-held USDC to be a noncash financing activity. As corporate-held USDC is not cash, please tell us why you do not reflect the use of it to pay accounts payables to Coinbase under your Collaboration Agreement (and any other operating expenses) as noncash activities in your cash flow statements. In your response, compare and contrast your accounting for the settlement of a loan payable with corporate-held USDC as a noncash transaction with that of your settlement of operating expense-related accounts payables. Reference for us the authoritative literature you rely upon to support your accounting in your cash flow statements.

Response: The Company advises the Staff that payments in corporate-held USDC to settle operating activities occur on a recurring basis and primarily reflect payments to Coinbase under the Collaboration Agreement, which are presented as Distribution costs on the Company’s consolidated statement of operations. USDC used for operating activities is minted by the Company at or near the time of payment with related U.S. dollars segregated by the Company to exclusively facilitate USDC redemptions and is restricted for use by the Company for any corporate operating purpose. Furthermore, Coinbase in its role as a reseller redeems USDC with the Company on a frequent basis such that it is likely that any USDC received for settlements related to the Collaboration Agreement would generally be redeemed soon after receipt. Although the Company acknowledges that USDC is not currently classified as a cash equivalent, the Company believes that the treatment of USDC payments for operating activities as similar to the use of cash is consistent, by analogy, with publicly available interpretive guidance from several global accounting firms regarding constructive receipts and disbursements. This interpretive guidance suggests that certain arrangements require judgment to determine whether an entity should report cash flows in its statement of cash flows based on the economic substance of the arrangement even when it does not result in a direct exchange of cash flows. The presentation of these USDC payments as noncash activity as opposed to cash used in operating activities would result in a significant increase in the cash provided from operating activities which the Company does not believe would accurately reflect the substance of the arrangements and, as such, would likely mislead users of the financial statements.

In contrast, USDC payments for investing and financing activities occur on a relatively infrequent basis. Unlike USDC payments made for operating activities, these USDC payments are not made to the Company’s reseller partners, and the Company generally does not have the same level of insight into the subsequent usage or the timing of redemption activity associated with such payments. As such, the Company believes that these activities are most appropriately classified as noncash investing and financing activities in accordance with ASC 230-10-50-3, and provides the required disclosures therein.

* * *

Please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com or Daniel P. Gibbons at (212) 450-3222 or dan.gibbons@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

CC: Jeremy Allaire

Heath Tarbert

   Circle Internet Group, Inc.